CHINA EDUCATION ALLIANCE, INC.
80 Heng Shan Rd. Kun Lun Shopping Mall
Harbing, P.R. China 150090
******

April 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	China Education Alliance, Inc.
Item 4.01 Form 8-K
Filed February 28, 2006
File No. 333-101167

Dear Mr. Maulbeck

This the response regarding the accounting issues, disclosed in the 8-K filing on Feb. 28, 2006, the company was initially not in agreement with the prior accountant regarding to the response to the comment letter from SEC dated December 15, 2005. Concerns regarding our previous revenue recognition policy’s compliance to the criteria in SAB 104 were raised in the comment letter. The prior accountant was in a position not agreeing to that was stated in the comment letter. The issues were resolved when the company decided to change the company’s accounting policy regarding revenue recognition in accordance with the criteria in SAB 104. The prior accountant has eventually agreed with this revenue recognition rule after the filing on Feb. 28, 2006. Therefore, no accounting disagreement between the company and the prior accountant was reported in the following filing regarding change of accountant on March 24, 2006.

Please let me know if you have any further question.

SIGNATURES

China Education Alliance, Inc.

By:	/s/ Xi Qun Yu
Xi Qun Yu
Chief Executive Office

Dated: April 7, 2006